UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

AND EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the transition period from              to

Commission file number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

National Interstate Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

National Interstate Corporation

3250 Interstate Drive

Richfield, Ohio 44286-9000

NATIONAL INTERSTATE

SAVINGS AND PROFIT SHARING PLAN

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

  National Interstate Savings and Profit Sharing Plan

Richfield, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of the NATIONAL INTERSTATE SAVINGS AND PROFIT SHARING PLAN and the related Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes the consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of National Interstate Savings and Profit Sharing Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held (at end of year) as of December 31, 2007, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The suppplemental schedule is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MEADEN & MOORE, LTD.

Certified Public Accountants

June 12, 2008

Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

National Interstate

Savings and Profit Sharing Plan

	December 31
	2007	2006
ASSETS
Receivable - Employer contributions	$436,906	$375,102
Receivable - Employee contributions	—	28,442

Total Receivables	436,906	403,544

Investments (at fair value):
Thornburg International Value	1,186,207	—
Victory Special Value	63,784	—
Oppenheimer Main St Small Cap	700,434	—
American Funds Growth Fund of America	824,120	—
Franklin Strategic Income	386,134	—
MFS Value	384,870	—
MFS Conservative Allocation	184,293	—
MFS Lifetime Retirement Income	982	—
MFS Lifetime 2010	144,532	—
MFS Lifetime 2020	425,082	—
MFS Lifetime 2030	470,389	—
MFS Lifetime 2040	451,494	—
T. Rowe Price Equity Income	945,767	—
Franklin Total Return Fund-A	4,532	—
National Interstate Corp Stock Fund	50,335	—
MFS Fixed Fund	901,731	—
Guaranteed Investment Contracts	—	1,347,071
Mass Mutual Blue Chip Growth	—	607,425
Mass Mutual Core Bond	—	348,562
Mass Mutual Core Equity	—	287,685
Mass Mutual D-Aggressive	—	344,586
Mass Mutual D-Conservative	—	109,925
Mass Mutual D-Moderate	—	546,529
Mass Mutual D-Ultra Aggressive	—	373,925
Mass Mutual Discovery	—	567,263
Mass Mutual Equity Income	—	488,086
Mass Mutual Indexed Equity	—	328,411
Mass Mutual International Equity	—	740,254
Participant Loans	127,228	116,425

Total Investments	7,251,914	6,206,147

Total Assets	7,688,820	6,609,691

LIABILITIES	—	—

Net Assets Reflecting all Investments at Fair Value	7,688,820	6,609,691
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	8,889	20,874

Net Assets Available for Benefits	$7,697,709	$6,630,565

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

National Interstate

Savings and Profit Sharing Plan

	Year Ended December 31
	2007	2006
Additions to Net Assets Attributed to:
Contributions:
Employer	$436,906	$375,102
Employee	771,886	660,205
Other (including rollovers)	113,324	202,504

	1,322,116	1,237,811

Interest and dividend income	9,998	52,241
Net unrealized/realized appreciation	588,059	484,800

Total Additions	1,920,173	1,774,852

Deductions from Net Assets Attributed to:
Benefits paid to participants	851,192	944,036
Administrative expenses	1,837	25,807

Total Deductions	853,029	969,843

Net Increase	1,067,144	805,009

Net Assets Available for Benefits:
Beginning of Year	6,630,565	5,825,556

End of Year	$7,697,709	$6,630,565

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

National Interstate

Savings and Profit Sharing Plan

1	Description of Plan

The following description of The National Interstate Savings and Profit Sharing Plan (the ‘Plan’) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General:

The Plan, which began March 30, 1989, is a defined contribution plan covering all employees of National Interstate Corporation and its Subsidiaries (the ‘Company’) who meet the hour and age requirements. Effective January 1, 2007, employees from our United States Virgin Islands office, Hudson Management Group, are also included in the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (‘ERISA’).

Eligibility:

Any employee who has completed 3 months of service and has attained age 18 shall be eligible to participate in the Plan.

Contributions:

Cash or Deferred Option - Participants may elect to contribute to the Plan 1% to 100% of their compensation by the Company, subject to the dollar limit which is set by law.

Employer Contributions - The Company may make discretionary profit sharing contributions. These contributions are allocated to participants who meet the eligibility requirements to share in the contribution for the plan year. Employees must complete a year of service during the Plan year and be actively employed on the last day of the Plan year to share in this discretionary profit sharing contribution. Employees will have completed a year of service for purposes of receiving a discretionary profit sharing contribution if they are credited with at least 1,000 hours of service during a Plan year.

The contribution is an amount equal to a specified percentage of employees’ compensation as determined by the Company. The Company made contributions of $436,907 and $375,102 for the years ended 2007 and 2006, respectively.

Rollover contributions from other Plans are also accepted, providing certain specified conditions are met.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

NOTES TO FINANCIAL STATEMENTS

National Interstate

Savings and Profit Sharing Plan

1	Description of Plan, Continued

Participants’ Accounts:

401(k) Accounts - Each participant’s account is credited with the participant's elective contributions, employer discretionary contributions, earnings and losses thereon.

Vesting:

All participants are 100% vested in elective deferrals and rollover contributions made to the Plan. Participants become 100% vested in Company contributions made prior to December 31, 2006, after five years of service and contributions made subsequent to December 31, 2006, after three years of service.

Forfeitures:

Forfeited non-vested accounts totaled $132,053 and $251,670 as of December 31, 2007 and 2006, respectively. The Company utilizes forfeiture amounts to pay Plan administrative expenses and employer contributions.

Participants’ Loans:

Loans are permitted under certain circumstances and are subject to limitations. Participants may have no more than four outstanding loans borrowed from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans are repaid over a period not to exceed 5 years with exceptions for the purchase of a primary residence.

The loans are secured by the balance in the participant's account and bear interest. The Administrator determines a reasonable rate of interest. Principal and interest are paid ratably through payroll deductions.

Other Plan Provisions:

Normal retirement age is 65; however, a participant may elect early retirement on or after age 55. The Plan also provides for early payment of benefits after reaching age 59- 1/12.

NOTES TO FINANCIAL STATEMENTS

National Interstate

Savings and Profit Sharing Plan

1	Description of Plan, Continued

Payment of Benefits:

Upon termination of service by reason of retirement, death or total and permanent disability, a participant receives a lump sum amount equal to the vested value of his or her account unless another form of payment is elected.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

Investment Options:

Upon enrollment in the Plan, a participant may direct his or her contributions in any of the investment options offered by the Plan.

Company Shares:

On August 7, 2007, the Company filed a Form S-8 registration statement with the Securities and Exchange Commission registering 250,000 shares to be offered in the Plan. Effective August 2007, participants in the Plan can now choose to invest in the Company Stock Fund, which is invested in shares of National Interstate Corporation common stock.

2	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting. Registered investment companies and pooled separate accounts are reported at fair market value as of the balance sheet date. Fair market values represent quoted market prices or, if quoted market prices are not available, estimated fair values as determined by a registered broker or investment banker. The fair value of the common collective trust, or investment contracts, in 2007 and guaranteed investment contracts in 2006 are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Loans are valued at cost, which approximates fair value.

NOTES TO FINANCIAL STATEMENTS

National Interstate

Savings and Profit Sharing Plan

2	Summary of Significant Accounting Policies, Continued

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

Substantially all administrative fees are paid by the Company.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts. Upon full termination of the plan, the Employer shall direct the distribution of the assets of the Trust Fund to Participants in a manner which is consistent with and satisfies the Distribution of Benefits provision of the Plan. Distributions to a participant shall be made in cash or through the purchase of irrevocable nontransferable deferred commitments from an insurer.

NOTES TO FINANCIAL STATEMENTS

National Interstate

Savings and Profit Sharing Plan

2	Summary of Significant Accounting Policies, Continued

Risks and Uncertainties:

The Plan’s investments include investments in registered investment companies and a common collective trust in 2007 and pooled separate accounts and an insurance company general account in 2006 that have varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

Reclassifications:

Certain prior year amounts have been reclassified to conform with the current year’s presentation.

3	Tax Status

The Plan sponsor has obtained an opinion letter dated March 10, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTES TO FINANCIAL STATEMENTS

National Interstate

Savings and Profit Sharing Plan

4	Investments

The Plan’s funds are invested in the various registered investment companies and a common collective trust in 2007 and pooled separate accounts and guaranteed investment contracts in 2006 through Sun Life Retirement Services and Mass Mutual, respectively. Investments which constitute more than 5% of the Plan’s net assets are:

	2007	2006
Thornburg International Value	$1,186,207	$—
Oppenheimer Main St Small Cap	700,434	—
American Funds Growth Fund of America	824,120	—
Franklin Strategic Income	386,134	—
MFS Value	384,870	—
MFS Lifetime 2020	425,082	—
MFS Lifetime 2030	470,389	—
MFS Lifetime 2040	451,494	—
T. Rowe Price Equity Income	945,767	—
MFS Fixed Fund	901,731	—
Guaranteed Investment Contracts	—	1,367,071
Mass Mutual Blue Chip Growth	—	607,425
Mass Mutual Core Bond	—	348,562
Mass Mutual D-Aggressive	—	344,586
Mass Mutual D-Moderate	—	546,529
Mass Mutual D-Ultra Aggressive	—	373,925
Mass Mutual Discovery	—	567,263
Mass Mutual Equity Income	—	488,086
Mass Mutual International Equity	$—	$740,254

NOTES TO FINANCIAL STATEMENTS

National Interstate

Savings and Profit Sharing Plan

5	Party-in-Interest Transactions

Certain Plan investments in 2007 are registered investment companies managed by MFS Heritage Trust, the Trustee, and in 2006 were pooled separate accounts managed by Mass Mutual, the Trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual fund for the investment management and administrative services.

6	Investment Contract with Insurance Company

Effective December 21, 2006, and August 1, 2000, the Plan entered into benefit-responsive investment contracts with Sun Life Retirement Services and Massachusetts Mutual (Mass Mutual), respectively. Sun Life Retirement Services and Mass Mutual maintain the contributions in a general account. The account represents contributions and reinvested income, less any withdrawals plus accrued interest because the investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution other than at contract value.

As described in Note 2, because the contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value investment contract. Contract value, as reported by Sun Life Retirement Services and Mass Mutual, represent contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. In 2007, the crediting interest rate with Sun Life Retirement for the common collective trust was a rate not less than 0%. The interest rate is reviewed periodically for resetting. In 2006, such interest rates with Mass Mutual were a rate not less than 3% and were reviewed twice annually for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. The Plan Administrator does not believe that the occurrence of any such value event that would limit the Plan’s ability to transact at contract value with participants is probable.

NOTES TO FINANCIAL STATEMENTS

National Interstate

Savings and Profit Sharing Plan

6	Investment Contract with Insurance Company, Continued

The average yield and crediting interest rate of the contract with Sun Life Retirements Services was 4.9% during the year ended December 31, 2007. The average yield and crediting interest rate of the contracts with Mass Mutual were 3.0% to 4.0% during the year ended December 31, 2006.

	2007
	Investments at Fair Value	Adjustment to Contract Value	Investments at Contract Value
MFS Fixed Fund	$901,731	$8,889	$910,620

	2006
	Investments at Fair Value	Adjustment to Contract Value	Investments at Contract Value
Guaranteed Investment Contracts	$1,347,071	$20,874	$1,367,945

7	Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of FAS 157 will not impact the amounts reported in the financial statements; however, additional disclosures will be required to describe the inputs used to develop the measurements of fair value and the effect of certain measurements reported in the statement of operations for a fiscal period.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

National Interstate

Savings and Profit Sharing Plan

34-1607396

Plan Number 001

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Thornburg International Value	Registered Investment Company	N/A	$1,186,207
*	Victory Special Value	Registered Investment Company	N/A	63,784
*	Oppenheimer Main St Small Cap	Registered Investment Company	N/A	700,434
*	American Funds Growth Fund of America	Registered Investment Company	N/A	824,120
*	Franklin Strategic Income	Registered Investment Company	N/A	386,134
*	MFS Value	Registered Investment Company	N/A	384,870
*	MFS Conservative Allocation	Registered Investment Company	N/A	184,293
*	MFS Lifetime Retirement Income	Registered Investment Company	N/A	982
*	MFS Lifetime 2010	Registered Investment Company	N/A	144,532
*	MFS Lifetime 2020	Registered Investment Company	N/A	425,082
*	MFS Lifetime 2030	Registered Investment Company	N/A	470,389
*	MFS Lifetime 2040	Registered Investment Company	N/A	451,494
*	T. Rowe Price Equity Income	Registered Investment Company	N/A	945,767
*	Franklin Total Return Fund-A	Registered Investment Company	N/A	4,532
*	National Interstate Corp Stock Fund	Common Stock	N/A	50,335
*,^^	MFS Fixed Fund	Common Collective Trust	N/A	910,620
*	Participant Loans	Notes Receivable (8.25%-9.25%, at various maturity dates)	—	127,228

				$7,260,803

*	Party-in-interest to the Plan.
^^	Amount reported at contract value.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

National Interstate Savings and Profit Sharing Plan

By:	/s/ Julie A. McGraw
Julie A. McGraw
Vice President and Chief Financial Officer

Date: June 20, 2008